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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003.
or
☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to .

Commission File Number: 0-16533

Sovereign Bancorp, Inc. 401(k) Retirement Plan
(Full title of the plan)

Sovereign Bancorp, Inc.
1500 Market Street
Philadelphia, PA 19102
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant's telephone number, including
area code: (215) 557-4630

Notices and communications from the Securities and Exchange
Commission relating to this report should be forwarded to:

Sovereign Bancorp, Inc.
1130 Berkshire Boulevard
Wyomissing, PA 19610

Attention: Lawrence M. Thompson, Jr.

With a copy to:

Wesley R. Kelso, Esquire
Stevens & Lee, P.C.
25 North Queen Street
Suite 602
P.O. Box 1594
Lancaster, PA 17608-1594

Item 1.    Financial Statements and Exhibits

  a.
  Financial Statements

  1.
  Report of Independent Registered Public Accounting Firm.

  2.
  Statements of Assets Available for Benefits as of December 31, 2003 and 2002.

  3.
  Statements of Changes in Assets Available for Benefits for each of the years in the two year period ended December 31, 2003.

  4.
  Notes to Financial Statements.

  Schedule

    5.
    Schedule of Assets (Held at End of Year)

  b.
  Exhibits

  23.1
  Consent of Ernst & Young LLP.

Sovereign Bancorp, Inc. 401(k) Retirement Plan

Financial Statements and Schedules

Years ended December 31, 2003 and 2002

Contents

Report of Independent Registered Public Accounting Firm	3
Audited Financial Statements
Statements of Assets Available for Benefits	4
Statements of Changes in Assets Available for Benefits	5
Notes to Financial Statements	6
Schedule
Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

The Retirement Savings Committee
Sovereign Bancorp, Inc.

        We have audited the accompanying statements of assets available for benefits of the Sovereign Bancorp, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/Ernst & Young LLP

Philadelphia, Pennsylvania,
June 11, 2004

Sovereign Bancorp, Inc. 401(k) Retirement Plan

Statements of Assets Available for Benefits

	Year Ended December 31,
	2003	2002
Assets
Cash and cash equivalents	$467,376	$—
Investments at fair value:
Common Stock	101,737,431	56,577,461
Registered investment companies	81,940,219	61,379,846
Loans to participants	3,584,370	3,351,601
Receivable from plan merger	1,412,999	—
Contribution receivable	291,421	—

Assets available for benefits	$189,433,816	$121,308,908

See accompanying notes.

Sovereign Bancorp, Inc. 401(k) Retirement Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$53,244,290	$(6,470,733)
Interest and dividends	2,075,661	1,999,007

	55,319,951	(4,471,726)
Contributions:
Participants	14,892,090	12,751,079
Employer	7,579,728	6,555,309
Rollovers	1,484,618	1,207,966

	23,956,436	20,514,354
Transfers from plan mergers	1,412,999	7,075,537

Total additions	80,689,386	23,118,165
Deductions:
Benefits paid to participants	12,556,834	9,639,307
Administrative expenses	7,644	9,400

Total deductions	12,564,478	9,648,707

Net increase	68,124,908	13,469,458
Assets available for benefits:
Beginning of year	121,308,908	107,839,450

End of year	$189,433,816	$121,308,908

See accompanying notes.

Sovereign Bancorp, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003

1.    Description of Plan

        The following brief description of the Sovereign Bancorp, Inc. 401(k) Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

        The Plan is a defined contribution plan covering all employees of Sovereign Bancorp, Inc. and its subsidiaries (the Sponsor) that have completed 6 months of service and are at least 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Mergers and Rollover Contributions

        On December 31, 2003, the Trenton Savings Bank 401(k) plan was merged into the Plan. This plan had assets of $1,412,999 and were received by the Plan on January 2, 2004. During 2002, approximately $7,075,537 of assets were transferred into the plan as a result of the Sponsor's acquisition of Main Street Bancorp. Included in the assets transferred into the plan were shares of Sovereign Bancorp, Inc. common stock valued at $1,579,753 with a cost basis of $853,491.

        During 2000, $1.9 million, or 25% of the remaining surplus funds in the Sovereign Bancorp, Inc. Pension Plan and the Trenton Savings Bank Retirement Plan (the "Transferred Plans") were transferred into the Plan for the benefit of Plan participants that were participants in the Transferred Plans when they were terminated (the "Eligible Participants"). The transferred funds were initially contributed to the Putnam Stable Value Fund and will be distributed to Eligible Participants at the rate of 1/2% of annual compensation no less rapidly than over the 7-Plan-year period beginning in 2000. As of December 31, 2003, $0.1 million of the transferred funds were unallocated. Participants cannot direct these funds until they are allocated.

Contributions

        Participants may annually contribute up to 25% of compensation on a pre-tax basis. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct their contributions to various investment options consisting of Sovereign Bancorp, Inc. common stock and selected registered investment companies managed by affiliates of Putnam Fiduciary Trust Company (the "Trustee") and other investment managers.

        Sponsor matching contributions are invested solely in Sovereign Bancorp, Inc. common stock and are made for all participants who contribute to the Plan during the year. Effective July 1, 2002, participants were able to reallocate Sponsor matching contributions to any of the Plan's investment options. The Sponsor matches 100% of the first 3% of compensation that the participant contributes, plus 50% of the next 2% of compensation that the participant contributes.

        The Sponsor made a stock contribution in May 2003 of 100,000 shares of Sovereign Bancorp, Inc. common stock valued at $1,509,000. This was utilized to fund future employer contributions.

Participant Accounts

        Each participant's account is credited with the participant's contributions and allocations of the Sponsor's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participants are 100% vested in their entire account balances at all times. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participant Loans

        Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan terms range to a maximum of 5 years and are secured by the balance in the participant's account. Interest rates are fixed at the time of borrowing at the current prime rate plus 1%. Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

        On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account (mandatory for account balances less than $5,000), elect to receive annual installments over a ten-year period, or have his or her account rolled over into an eligible retirement plan.

        At December 31, 2003, participants had elected to withdraw $66,836 from the Plan. This amount has been approved and processed for payment and was paid in 2004.

2.    Summary of Significant Accounting Policies

Plan Termination

        Although the Sponsor currently has no intention to do so, it has the authority to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

        Cash and cash equivalents include cash and amounts due from depository institutions and interest earning deposits.

Valuation of Investments

        The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The participant loans are valued at their outstanding balances, which approximate fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administration

        Putnam Fiduciary Trust Company is the trustee for the Plan. During 1996, the Charter FSB Bancorp 401(k) Plan's ("Charter") assets and participants (whose plan sponsor had previously been acquired by the Sponsor) merged into the Plan. Upon the merger of this plan, the participants of Charter continued to hold their investment balances in the original Charter Investments, however, they were required to direct future contributions into the Plan's investment options. Retirement Systems Group, Inc. is the trustee for the assets of the former Charter FSB Bancorp 401(k) Plan. Effective January 1, 2004, Putnam Fiduciary Trust Company became the trustee of all assets under the Plan.

        Administrative expenses incurred by the Plan are paid by the Sponsor or by the Plan at the discretion of the Sponsor.

3.    Investments

        The fair value of individual investments that represent 5% or more of the Plan's assets at December 31, are as follows:

	2003	2002
Sovereign Bancorp, Inc. Common Stock*	$91,572,274	$49,008,907
Putnam Fund for Growth and Income	***	6,965,566
Putnam Investors Fund	***	10,270,511
Putnam Stable Value Fund**	16,899,513	17,551,466
Putnam S&P 500 Fund	13,027,821	9,584,785
Dodge & Cox Fund	13,728,962	***
Putnam Research Fund	13,191,994	***
*
A portion of which was non-participant-directed until July 1, 2002.

**
A portion of which was non-participant-directed.

***
These funds balances did not represent 5% or more of the Plans assets at December 31, 2003 or 2002, as applicable.

        During 2003 and 2002, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year ended December 31
	2003	2002
Registered investment companies	$12,189,731	$(10,507,230)
Common stock	41,054,559	4,036,497

	$53,244,290	$(6,470,733)

4.    Nonparticipant-Directed Investments

        As discussed in Note 1, a portion of the Putnam Stable Value Fund (approximately $0.1 million) is nonparticipant-directed. Information about the Putnam Stable Value Fund and the significant components of changes in those investments, is as follows:

	December 31
	2003	2002
Investments at fair value:
Putnam Stable Value Fund	$16,899,513	$17,551,466

	Year ended December 31
	2003	2002
Contributions	$2,359,913	$2,890,348
Interest and dividends	783,634	771,388
Distributions to participants	(3,188,573)	(2,206,709)
Interfund transfers	(605,840)	1,634,510
Administrative expense	(1,087)	(984)

	$(651,953)	$3,088,553

5.    Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated August 21, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code, as amended, and, therefore, the related trust is exempt from taxation.

6.    Transactions with Parties-In-Interest

        The Plan held 3,855,675 and 3,488,178 shares of common stock of the Sponsor at December 31, 2003 and 2002, respectively.

        During 2003 and 2002, the Plan received $377,074 and $331,160 in dividends from the Sponsor, respectively. Fees paid during the year by the Plan for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

7.    Subsequent Event

        In May and June 2004, Sovereign Bancorp's Retirement Savings Plan Committee decided, based upon the recommendation of Sovereign's management to terminate Putnam Investments as the Plan's current trustee and administrative servicer provider and engage Charles Schwab Trust Company and Charles Schwab Corporate Services to provide these services to the Plan. This change will be effective during the fourth quarter of 2004.

Sovereign Bancorp, Inc. 401(k) Retirement Plan**

Schedule H, Line 4i—
Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate Interest, Collateral, Par or of Maturity Value	Cost	Current Value
Cash and cash equivalents			$1,880,375

Wachovia Corporation	Common stock		4,460,210
FleetBoston Corporation	Common stock		5,704,947
*Sovereign Bancorp, Inc.	Common stock		91,572,274
*Putnam Research Fund	Registered Investment Company		13,191,994
Europacific Growth Fund	Registered Investment Company		825,567
BGI US Debt Index Fund	Registered Investment Company		304,245
BGI Russell 1000 Growth Fund	Registered Investment Company		153,672
BGI LifePath 2010	Registered Investment Company		3,397,506
BGI LifePath 2020	Registered Investment Company		3,256,639
BGI LifePath 2030	Registered Investment Company		1,274,278
BGI LifePath 2040	Registered Investment Company		333,709
BGI Equity index fund share—class	Registered Investment Company		408,416
BGI Income Fund	Registered Investment Company		1,375,507
*Putnam Stable Value Fund	Registered Investment Company	$16,899,513	16,899,513
*Putnam Bond Index Fund	Registered Investment Company		4,375,891
*Putnam Vista Fund	Registered Investment Company
*Putnam Capital Opportunities	Registered Investment Company		1,642,142
Pending Account	Registered Investment Company		86,548
*Putnam Voyager Fund	Registered Investment Company		7,430,413
*Putnam International Growth Fund	Registered Investment Company
*Putnam S&P 500 Fund	Registered Investment Company		13,027,821
Dodge & Cox Stock Fund	Registered Investment Company		13,728,962
BGI Money Market Fund share-class	Registered Investment Company		53,971
BGI Russell 2000 Index fund-share class	Registered Investment Company		173,425

*Participant loans	Interest rates ranging from 4.75% to 10.50%		3,584,370
Contribution receivable			291,421

			$189,433,816

*
Indicates party-in-interest to the Plan.

**
Plan identification number 002/EIN number 23-2453088.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Sovereign Bancorp, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SOVEREIGN BANCORP, INC. 401(K) RETIREMENT PLAN
Date: June 25, 2004	By	/s/ LAWRENCE M. THOMPSON, JR. Lawrence M. Thompson, Jr. Chief Administrative Officer

Exhibit Index

Exhibit
23.1	Consent of Ernst & Young LLP

QuickLinks

Sovereign Bancorp, Inc. 401(k) Retirement Plan Financial Statements and Schedules Years ended December 31, 2003 and 2002
Contents
Report of Independent Registered Public Accounting Firm
Sovereign Bancorp, Inc. 401(k) Retirement Plan Statements of Assets Available for Benefits
Sovereign Bancorp, Inc. 401(k) Retirement Plan Statements of Changes in Assets Available for Benefits
Sovereign Bancorp, Inc. 401(k) Retirement Plan Notes to Financial Statements December 31, 2003
Sovereign Bancorp, Inc. 401(k) Retirement Plan** Schedule H, Line 4i— Schedule of Assets (Held at End of Year) December 31, 2003
SIGNATURES
Exhibit Index